FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact, dated November 5, 2004, regarding the Financial Services Authority’s Approval of Banco Santander’s Acquisition of Abbey National plc.

ITEM 1

MATERIAL FACT

FOR IMMEDIATE RELEASE

Acquisition of Abbey National plc ("Abbey") by Banco Santander Central Hispano, S.A. (“Banco Santander”) – Approval from the Financial Services Authority

Banco Santander notes the announcement made by the Financial Services Authority (“FSA”) granting its approval of the proposed acquisition of Abbey. As such, the condition to Banco Santander’s recommended offer for Abbey relating to the obtaining of approval from the FSA has now been satisfied.

Enquiries:

Banco Santander
Keith Grant (Head of International Media)	+ 34 91 289 5206
Peter Greiff	+ 34 91 289 5207

Maitland
Angus Maitland	+ 44 20 7379 5151
Martin Leeburn
Philip Gawith

Brunswick
Rurik Ingram	+ 44 20 7404 5959

Madrid, November 5, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 5, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President